Exhibit 99.1

Company Contacts:

Katia Fontana

Vice President and Chief Financial Officer

(514) 397-2592

For all press and media inquiries, please contact:

OverCat Communications

Audrey Hyams Romoff, ahr@overcat.com,

(647) 223-9970

Gillian DiCesare, gd@overcat.com,

(647) 223-5590

Chelsea Brooks, cb@overcat.com,

(289) 221-6006

BIRKS GROUP CLOSES NEW TERM LOAN WITH INVESTISSEMENT QUÉBEC

Montreal, Quebec. – July 9, 2020 - Birks Group Inc. (the “Company” or “Birks”) (NYSE American LLC: BGI), announced the closing of a CAD$10 million subordinated secured term loan with Investissement Québec (“IQ”) on July 8, 2020. This new term loan will be used to support the working capital needs of the Company following the impacts of COVID-19 and increases the Company’s borrowing capacity, allowing it to continue the relaunch of its operations, including the full re-opening of its store network throughout Canada, and omni-channel value-creation initiatives in a COVID-19 environment.

The new term loan, which matures in July 2024, is subordinated to the Company’s existing senior secured revolver facility with Wells Fargo Capital Finance Corporation Canada (“Wells Fargo”) and Crystal Financial LLC (“Crystal”). The loan bears an interest rate of 3.14% per annum, is repayable in 36 equal payments beginning in July 2021 and requires the Company to have a working capital ratio (defined as current assets divided by current liabilities excluding the current portion of operating lease liabilities) of at least 1.01, calculated on an annual basis.

Jean-Christophe Bédos, President and Chief Executive Officer of Birks Group, commented: “We are pleased to announce this financing with Investissement Québec, a long-time partner of the Company. The closing of this deal at favorable terms to the Company is reflective of our strong partnership with IQ. It will provide us with increased financial flexibility needed to accomplish our long term strategic objectives. We appreciate the support of IQ and look forward to working closely with their team as we continue to align the Company towards long-term value creation.”

About Birks Group Inc.

Birks Group is a leading designer of fine jewellery, timepieces and gifts and operator of luxury jewellery stores in Canada. The Company operates 27 stores under the Maison Birks brand in most major metropolitan markets in Canada, one retail location in Calgary under the Brinkhaus brand and two retail locations in Vancouver under the Graff and Patek Philippe brands. Birks Collections are available at Mappin & Webb and Goldsmiths in the United Kingdom in addition to several jewellery retailers across North America. Birks was founded in 1879 and has become Canada’s premier retailer and designer of fine jewellery, timepieces, and gifts. Additional information can be found on the Company’s web site, www.birks.com

Forward Looking Statements

This press release contains certain “forward-looking” statements. Given such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward-looking statements and no assurance can be given that we will meet the results projected in the forward looking statements. These risks and uncertainties include, but are not limited to the following: (i) the magnitude and length of economic disruption as a result of the worldwide COVID-19 outbreak, including its impact on macroeconomic conditions, generally, as well as its impact on the results of operations and financial condition of the Company and the trading price of its shares, (ii) economic, political and market conditions, including the economies of Canada and the U.S., which could adversely affect the Company’s business, operating results or financial condition, including its revenue and profitability, through the impact of changes in the real estate markets, changes in the equity markets and decreases in consumer confidence and the related changes in consumer spending patterns, the impact on store traffic, tourism and sales; (iii) the impact of fluctuations in foreign exchange rates, increases in commodity prices and borrowing costs and their related impact on the Company’s costs and expenses; (iv) the Company’s ability to maintain and obtain sufficient sources of liquidity to fund its operations, to achieve planned sales, gross margin and net income, to keep costs low, to implement its business strategy, maintain relationships with its primary vendors, to mitigate fluctuations in the availability and prices of the Company’s merchandise, to compete with other jewelers, to succeed in its marketing initiatives, and to have a successful customer service program, and (v) the Company’s ability to execute its strategic vision. Information concerning factors that could cause actual results to differ materially are set forth under the captions “Risk Factors” and “Operating and Financial Review and Prospects” and elsewhere in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 8, 2020 and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.